UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of Record Date for the Shareholders Entitled to the Distribution of year-end Dividends

February 29, 2024 will be the record date for the determination of the shareholders who are entitled to the distribution of Woori Financial Group Inc. (“Woori Financial Group”)’s year-end dividends for FY2023. Additionally, in accordance with the New York Stock Exchange Listed Company Manual and the Deposit Agreement for Woori Financial Group’s American Depositary Shares (“ADSs”), February 29, 2024 will also be the record date for the holders of Woori Financial Group’s ADSs.

Key Details

1. Category of dividends		Year-end dividend

2. Closure period (record date)	Start date	—
	End date	—
	Record date	2024-02-29

3. Purpose for closure (or fixing record date)		Determination of shareholders entitled to the distribution of year-end dividends

4. Date of board resolution (decision date)		2024-02-06

- Attendance of outside directors	Present (No.)	6
	Absent (No.)	0

- Attendance of auditors (members of Audit Committee who are not outside directors)		—

5. Other matters to be factored into investment decisions		Woori Financial Group, pursuant to Article 59 of its Articles of Incorporation, may set the record date for determining the shareholders entitled to receive dividends through a resolution of its board of directors. On February 6, 2024, the board of directors resolved to designate February 29, 2024 as the record date for the determination of shareholders entitled to the distribution of Woori Financial Group’s year-end dividends for FY2023.
		ø Related disclosure	2023-12-15 – Form 6-K Notice of Record Date for the Annual General Meeting of Shareholders 2024-02-06 – Form 6-K Resolution Relating to Woori Financial Group’s Dividend Payments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 6, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President